FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 25, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Statutory results

The condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated balance sheet, condensed consolidated statement of changes in equity, condensed consolidated cash flow statement and related notes presented on pages 173 to 209 inclusive are on a statutory basis and include the results and financial position of ABN AMRO.  The interests of the State of the Netherlands and Santander in RFS Holdings are included in minority interests.

Condensed consolidated income statement

for the year ended 31 December 2009

In the income statement below, amortisation of purchased intangible assets and integration and restructuring costs are included in operating expenses.  Data for 2008 has been restated for the amendment to IFRS 2 'Share-based Payment'.

	2009	2008
	£m	£m

Interest receivable	33,836	49,522
Interest payable	(17,332)	(30,847)

Net interest income	16,504	18,675

Fees and commissions receivable	9,831	9,831
Fees and commissions payable	(2,822)	(2,386)
Income/(loss) from trading activities	3,881	(8,477)
Gain on redemption of own debt	3,790	-
Other operating income (excluding insurance premium income)	1,962	1,899
Insurance net premium income	5,544	6,326

Non-interest income	22,186	7,193

Total income	38,690	25,868

Staff costs
- excluding pension schemes curtailment gains	(11,783)	(10,410)
- pension schemes curtailment gains	2,148	-
Premises and equipment	(3,087)	(2,593)
Other administrative expenses	(5,584)	(5,464)
Depreciation and amortisation	(2,809)	(3,154)
Write-down of goodwill and other intangible assets	(363)	(32,581)

Operating expenses*	(21,478)	(54,202)

Profit/(loss) before other operating charges and impairment losses	17,212	(28,334)
Insurance net claims	(4,857)	(4,430)
Impairment losses	(14,950)	(8,072)

Operating loss before tax	(2,595)	(40,836)
Tax credit	371	2,323

Loss from continuing operations	(2,224)	(38,513)
(Loss)/profit from discontinued operations, net of tax	(99)	3,971

Loss for the year	(2,323)	(34,542)
Minority interests	(349)	10,832
Preference shareholders	(878)	(536)
Paid-in equity holders	(57)	(60)

Loss attributable to ordinary and B shareholders	(3,607)	(24,306)

*Operating expenses include:

Integration and restructuring costs
- administrative expenses	1,268	1,321
- depreciation and amortisation	18	36

	1,286	1,357
Amortisation of purchased intangible assets	272	443

	1,558	1,800

Condensed consolidated statement of comprehensive income

for the year ended 31 December 2009

	2009	2008
	£m	£m

Loss for the year	(2,323)	(34,542)

Other comprehensive income:
Available-for-sale financial assets	2,016	(7,406)
Cash flow hedges	684	(1,456)
Currency translation	(3,300)	15,425
Actuarial losses on defined benefit plans	(3,665)	(2,287)
Tax on other comprehensive income	430	2,786

Other comprehensive (loss)/income for the year, net of tax	(3,835)	7,062

Total comprehensive loss for the year	(6,158)	(27,480)

Attributable to:
Minority interests	(1,346)	(4,332)
Preference shareholders	878	536
Paid-in equity holders	57	60
Ordinary and B shareholders	(5,747)	(23,744)

	(6,158)	(27,480)

Financial review

Operating loss

Operating loss before tax for the year was £2,595 million compared with a loss of £40,836 million in 2008.

Total income

Total income increased 50% to £38,690 million in 2009.

Net interest income decreased by 12% to £16,504 million.

Non-interest income increased to £22,186 million from £7,193 million in 2008. This included a gain on redemption of own debt of £3,790 million. Excluding the gain on redemption of own debt, non-interest income increased by £11,203 million primarily due to the increase in income from trading activities.

Operating expenses

Operating expenses decreased from £54,202 million in 2008 to £21,478 million of which integration and restructuring costs were £1,286 million compared with £1,357 million in 2008. Write-down of goodwill and other intangible assets was £363 million compared with £32,581 million in 2008.

Net insurance claims

Bancassurance and general insurance claims, after reinsurance, increased by 10% to £4,857 million.

Impairment losses

Impairment losses were £14,950 million, compared with £8,072 million in 2008.

Taxation

The effective tax rate for 2009 was 14.3% compared with 5.7% in 2008.

Earnings

Basic earnings per ordinary and B share, including discontinued operations, improved from a loss of 146.7p to a loss of 6.4p.

Capital

Capital ratios at 31 December 2009 were 11.0% (Core Tier 1), 14.1% (Tier 1) and 16.1% (Total).

Condensed consolidated balance sheet

at 31 December 2009

	2009	2008
	£m	£m

Assets
Cash and balances at central banks	52,261	12,400
Net loans and advances to banks	56,656	79,426
Reverse repurchase agreements and stock borrowing	35,097	58,771
Loans and advances to banks	91,753	138,197
Net loans and advances to customers	687,353	835,409
Reverse repurchase agreements and stock borrowing	41,040	39,313
Loans and advances to customers	728,393	874,722
Debt securities	267,254	267,549
Equity shares	19,528	26,330
Settlement balances	12,033	17,832
Derivatives	441,454	992,559
Intangible assets	17,847	20,049
Property, plant and equipment	19,397	18,949
Deferred taxation	7,039	7,082
Prepayments, accrued income and other assets	20,985	24,402
Assets of disposal groups	18,542	1,581

Total assets	1,696,486	2,401,652

Liabilities
Bank deposits	104,138	174,378
Repurchase agreements and stock lending	38,006	83,666
Deposits by banks	142,144	258,044
Customer deposits	545,849	581,369
Repurchase agreements and stock lending	68,353	58,143
Customer accounts	614,202	639,512
Debt securities in issue	267,568	300,289
Settlement balances and short positions	50,876	54,277
Derivatives	424,141	971,364
Accruals, deferred income and other liabilities	30,327	31,482
Retirement benefit liabilities	2,963	2,032
Deferred taxation	2,811	4,165
Insurance liabilities	10,281	9,976
Subordinated liabilities	37,652	49,154
Liabilities of disposal groups	18,890	859

Total liabilities	1,601,855	2,321,154

Equity
Minority interests	16,895	21,619
Owners' equity*
Called up share capital	14,630	9,898
Reserves	63,106	48,981

Total equity	94,631	80,498

Total liabilities and equity	1,696,486	2,401,652

*Owners' equity attributable to:
Ordinary and B shareholders	69,890	45,525
Other equity owners	7,846	13,354

	77,736	58,879

Commentary on condensed consolidated balance sheet

Total assets of £1,696.5 billion at 31 December 2009 were down £705.2 billion, 29%, compared with 31 December 2008, principally reflecting substantial repayments of customer loans and advances as corporate customer demand fell and corporates looked to deleverage their balance sheets. Lending to banks also fell in line with significantly reduced wholesale funding activity. There were also significant falls in the value of derivative assets, with a corresponding fall in derivative liabilities.

Cash and balances at central banks were up £39.9 billion to £52.3 billion due to the placing of short-term cash surpluses, including the proceeds from the issue of B shares in December, with central banks.

Loans and advances to banks decreased by £46.4 billion, 34%, to £91.8 billion with reverse repurchase agreements and stock borrowing ('reverse repos') down by £23.7 billion, 40% to £35.1 billion and lower bank placings, down £22.7 billion, 29%, to £56.7 billion largely as a result of reduced wholesale funding activity in Global Banking & Markets.

Loans and advances to customers were down £146.3 billion, 17%, at £728.4 billion.  Within this, reverse repos increased by 4%, £1.7 billion to £41.0 billion.  Excluding reverse repos, lending decreased by £148.0 billion, 18%, to £687.4 billion or by £141.8 billion, 17%, before impairment provisions.  This reflected reductions in Global Banking & Markets of £71.4 billion, and planned reductions in Non-Core of £30.1 billion, including a £3.2 billion transfer to disposal groups in respect of RBS Sempra Commodities and the Asian and Latin American businesses. Reductions were also experienced in US Retail & Commercial, £7.4 billion; UK Corporate & Commercial, £5.4 billion; Ulster Bank, £1.8 billion; and the effect of exchange rate movements, £33.1 billion, following the strengthening of sterling during the year, partially offset by growth in UK Retail of £9.2 billion, and in Wealth of £1.4 billion.

Debt securities were flat at £267.3 billion and equity shares decreased by £6.8 billion, 26%, to £19.5 billion, principally due to the sale of the Bank of China investment and lower holdings in Global Banking & Markets and Non-Core, largely offset by growth in Group Treasury, in part reflecting an £18.0 billion increase in the gilt liquidity portfolio, and in the RFS Holdings minority interest.

Settlement balances were down £5.8 billion, 33%, at £12.0 billion as a result of lower customer activity.

Movements in the value of derivative assets, down £551.1 billion, 56%, to £441.5 billion, and liabilities, down £547.2 billion, 56%, to £424.1 billion, reflect the easing of market volatility, the strengthening of sterling and significant tightening in credit spreads in the continuing low interest rate environment.

Increases in assets and liabilities of disposal groups reflect the inclusion of the RBS Sempra Commodities business and the planned sale of a number of the Group's retail and commercial activities in Asia and Latin America.

Deposits by banks declined by £115.9 billion, 45%, to £142.1 billion due to a decrease in repurchase agreements and stock lending ('repos'), down £45.7 billion, 55%, to £38.0 billion and reduced inter-bank deposits, down £70.2 billion, 40% to £104.1 billion principally in Global Banking & Markets, reflecting reduced reliance on wholesale funding, and in the RFS Holdings minority interest.

Commentary on condensed consolidated balance sheet (continued)

Customer accounts were down £25.3 billion, 4%, to £614.2 billion. Within this, repos increased £10.2 billion, 18%, to £68.4 billion.  Excluding repos, deposits were down £35.5 billion, 6%, to £545.8 billion, primarily due to; reductions in Global Banking & Markets, down £43.6 billion; Non-Core, £13.0 billion; including the transfer of £8.9 billion to disposal groups; and Ulster Bank, £1.2 billion; together with exchange rate movements, £21.3 billion, offset in part by growth across all other divisions, up £23.0 billion, and in the RFS Holdings minority interest, up £20.6 billion.

Debt securities in issue were down £32.7 billion, 11% to £267.6 billion mainly as a result of movements in exchange rates, together with reductions in Global Banking & Markets, Non-Core and the RFS Holdings minority interest.

Retirement benefit liabilities increased by £0.9 billion, 46%, to £3.0 billion, with net actuarial losses of £3.7 billion, arising from lower discount rates and higher assumed inflation, partially offset by curtailment gains of £2.1 billion due to changes in prospective pension benefits.

Subordinated liabilities were down £11.5 billion, 23% to £37.7 billion, reflecting the redemption of £5.0 billion undated loan capital, £1.5 billion trust preferred securities and £2.7 billion dated loan capital, together with the effect of exchange rate movements and other adjustments, £2.9 billion, partly offset by the issue of £2.3 billion undated loan capital within the RFS Holdings minority interest.

Equity minority interests decreased by £4.7 billion, 22%, to £16.9 billion.  Equity withdrawals of £3.1 billion, due to the disposal of the investment in the Bank of China attributable to minority shareholders and the redemption, in part, of certain trust preferred securities, exchange rate movements of £1.4 billion, the recycling of related available-for-sale reserves to income, £0.5 billion, and dividends paid of £0.3 billion, were partially offset by attributable profits of £0.3 billion.

Owners' equity increased by £18.9 billion, 32% to £77.7 billion.  The issue of B shares to HM Treasury in December 2009 raised £25.1 billion, net of expenses, and was offset in part by the creation of a £1.2 billion reserve in respect of contingent capital B shares.  The placing and open offer in April 2009 raised £5.3 billion to fund the redemption of the £5.0 billion preference shares issued to HM Treasury in December 2008.  Actuarial losses, net of tax, of £2.7 billion; the attributable loss for the period, £2.7 billion; exchange rate movements of £1.9 billion; the payment of other owners dividends of £0.9 billion including £0.3 billion to HM Treasury on the redemption of preference shares, and partial redemption of paid-in equity  £0.3 billion were partly offset by increases in available-for-sale reserves, £1.8 billion; cash flow hedging reserves, £0.6 billion; and the equity owners gain on withdrawal of minority interests, net of tax, of £0.5 billion arising from the redemption of trust preferred securities.

Condensed consolidated statement of changes in equity

for the year ended 31 December 2009

	2009	2008
	£m	£m

Called-up share capital
At beginning of year	9,898	2,530
Ordinary shares issued in respect of placing and open offers	4,227	5,728
Ordinary shares issued in respect of rights issue	-	1,531
Ordinary shares issued in respect of capitalisation issue	-	101
B shares issued	510	-
Preference shares issued in respect of placing and open offer	-	5
Other shares issued during the year	-	3
Preference shares redeemed during the year	(5)	-

At end of year	14,630	9,898

Paid-in equity
At beginning of year	1,073	1,073
Securities redeemed during the year	(308)	-
Transfer to retained earnings	(200)	-

At end of year	565	1,073

Share premium account
At beginning of year	27,471	17,322
Ordinary shares issued in respect of placing and open offer, net of £95 million expenses	1,047	-
Ordinary shares issued in respect of rights issue, net of £246 million expenses	-	10,469
Ordinary shares issued in respect of capitalisation issue	-	(101)
Expenses of placing and open offer	-	(265)
Other shares issued during the year	-	46
Preference shares redeemed during the year	(4,995)	-

At end of year	23,523	27,471

Merger reserve
At beginning of year	10,881	10,881
Issue of B shares, net of £399 million expenses	24,591	-
Placing and open offer	-	14,273
Transfer to retained earnings	(9,950)	(14,273)

At end of year	25,522	10,881

Available-for-sale reserves
At beginning of year	(3,561)	1,032
Unrealised gains/(losses) in the year	1,202	(6,808)
Realised losses in the year	981	842
Taxation	(377)	1,373

At end of year	(1,755)	(3,561)

Cash flow hedging reserve
At beginning of year	(876)	(555)
Amount recognised in equity during the year	380	(603)
Amount transferred from equity to earnings in the year	513	198
Taxation	(269)	84

At end of year	(252)	(876)

Condensed consolidated statement of changes in equity

for the year ended 31 December 2009 (continued)

	2009	2008
	£m	£m

Foreign exchange reserve
At beginning of year	6,385	(426)
Retranslation of net assets	(2,322)	11,970
Foreign currency gains/(losses) on hedges of net assets	456	(5,801)
Taxation	9	642

At end of year	4,528	6,385

Capital redemption reserve
At beginning and end of year	170	170

Contingent capital reserve
At beginning of year	-	-
Contingent capital agreement - consideration payable	(1,208)	-

At end of year	(1,208)	-

Retained earnings
At beginning of year	7,542	21,072
Loss attributable to ordinary and B shareholders and other equity owners	(2,672)	(23,710)
Ordinary dividends paid	-	(2,312)
Equity preference dividends paid	(878)	(536)
Paid-in equity dividends paid, net of tax	(57)	(60)
Transfer from paid-in equity	200	-
Equity owners gain on withdrawal of minority interest
- gross	629	-
- taxation	(176)	-
Transfer from merger reserve	9,950	14,273
Actuarial losses recognised in retirement benefit schemes
- gross	(3,756)	(1,807)
- taxation	1,043	472
Net cost of shares bought and used to satisfy share-based payments	(16)	(19)
Share-based payments
- gross	325	177
- taxation	-	(8)

At end of year	12,134	7,542

Own shares held
At beginning of year	(104)	(61)
Shares purchased during the year	(33)	(64)
Shares issued under employee share schemes	16	21

At end of year	(121)	(104)

Owners' equity at end of year	77,736	58,879

Condensed consolidated statement of changes in equity

for the year ended 31 December 2009 (continued)

	2009	2008
	£m	£m

Minority interests
At beginning of year	21,619	38,388
Currency translation adjustments and other movements	(1,434)	9,256
Acquisition of ABN AMRO	-	356
Profit/(loss) attributable to minority interests	349	(10,832)
Dividends paid	(313)	(285)
Movements in available-for-sale securities
- unrealised gains/(losses) in the year	299	(1,288)
- realised gains in the year	(466)	(152)
- taxation	(36)	(7)
Movements in cash flow hedging reserves
- amount recognised in equity during the year	(209)	(1,015)
- amount transferred from equity to earnings in the year	-	(36)
- taxation	59	220
Actuarial gains/(losses) recognised in retirement benefit schemes
- gross	91	(480)
- taxation	1	2
Equity raised	9	1,071
Equity withdrawn and disposals	(2,445)	(13,579)
Transfer to retained earnings	(629)	-

At end of year	16,895	21,619

Total equity at end of year	94,631	80,498

Total comprehensive income recognised in the statement of changes in equity is attributable as follows:
Minority interests	(1,346)	(4,332)
Preference shareholders	878	536
Paid-in equity holders	57	60
Ordinary and B shareholders	(5,747)	(23,744)

	(6,158)	(27,480)

Condensed consolidated cash flow statement

for the year ended 31 December 2009

	2009	2008
	£m	£m

Operating activities
Operating loss before tax	(2,595)	(40,836)
Operating (loss)/profit before tax on discontinued operations	(101)	4,208
Adjustments for non-cash items	18,387	5,049

Net cash inflow/(outflow) from trading activities	15,691	(31,579)
Changes in operating assets and liabilities	(15,964)	(42,219)

Net cash flows from operating activities before tax	(273)	(73,798)
Income taxes paid	(719)	(1,540)

Net cash flows from operating activities	(992)	(75,338)

Net cash flows from investing activities	54	16,997

Net cash flows from financing activities	18,791	15,102

Effects of exchange rate changes on cash and cash equivalents	(8,592)	29,209

Net increase/(decrease) in cash and cash equivalents	9,261	(14,030)
Cash and cash equivalents at beginning of year	134,925	148,955

Cash and cash equivalents at end of year	144,186	134,925

Notes on statutory results

1. Basis of preparation

The directors have reviewed the Group's forecasts, projections and other relevant evidence. The directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future.  Thus, the results for the year ended 31 December 2009 have been prepared on a going concern basis.

2. Accounting policies

The annual accounts of the Group are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together "IFRS") as adopted by the European Union ("EU").  It also complies with IFRS as issued by the IASB.

The Group has implemented Vesting Conditions and Cancellation amendments to IFRS 2 Share-based Payment.  The amendments change the way the cancellation of share schemes by an employee are treated.  Previously, cancellations resulted in credits as the charge was trued up to reflect the reduction in the number of shares that vest.  Under the amendments, cancellations result in the amount that would otherwise have been recognised over the remainder of the vesting period being charged to profit or loss immediately. Implementation of these amendments has increased the charge for the Group's share schemes in 2009 by £325 million.  The Group's income statement, related notes and cash flow statement for the year ended 31 December 2008 has been restated increasing loss before tax by £169 million.  There is no effect on the Group's balance sheet at 31 December.

IAS 1 (Revised 2007) Presentation of Financial Statements has introduced a number of changes in the format and content of financial statements including a statement of changes in equity (showing the components of changes in equity for the period) as a primary financial statement and a statement of comprehensive income immediately following the income statement.

The Group has adopted Improving Disclosures about Financial Instruments (Amendments to IFRS 7 Financial Instruments: Disclosures.  They expand disclosures required about fair value measurement and liquidity risk.

The Group has extended its accounting policy on derecognition to cover the redemption or settlement of issued debt:

On the redemption or settlement of debt securities (including subordinated liabilities) issued by the Group, the Group derecognises the debt instrument and records a gain or loss being the difference between the debt's carrying amount and the cost of redemption or settlement.  The same treatment applies where the debt is exchanged for a new debt issue that has terms substantially different from those of the existing debt.  The assessment of whether the terms of the new debt instrument are substantially different takes into account qualitative and quantitative characteristics including a comparison of the discounted present value of the cash flows under the new terms with the discounted present value of the remaining cash flows of the original debt issue.

There are a number of other changes to IFRS that were effective from 1 January 2009.  They have had no material effect on the Group's financial statements.

Notes on statutory results(continued)

3. Restatements

Divisional results for 2008 have been restated to reflect the Group's new organisational structure that includes a Non-Core division comprising individual assets, portfolios and lines of business that the Group intends to run off or dispose.  The Non-Core division is reported separately from the divisions which form the Core Group.  In addition, separate reporting of Business Services (formerly Group Manufacturing) and Centre results has changed and, with the exception of certain items of a one off nature, costs incurred are now allocated to the customer-facing divisions and included in the measurement of the returns which they generate.  The changes do not affect the Group's results.  Comparatives have been restated accordingly.

The statutory results for 2008 have been restated for the amendment to IFRS 2 'Share-based Payment'.  This has resulted in an increase in staff costs amounting to £169 million in 2008.

4. Goodwill

	2009	2008
	£m	£m

Amortisation and write-down of goodwill and other intangible assets	363	32,581

The write-down of goodwill for the year ended 31 December 2009 principally relates to ABN AMRO and NatWest goodwill allocated to Non-Core businesses.

5. Pensions

	2009	2008
Net pension deficit/(surplus)	£m	£m

At 1 January	1,996	(115)
Currency translation and other adjustments	(114)	144
Income statement
- Curtailment gains	(2,148)	-
- Pension cost	659	490
Net actuarial losses	3,665	2,287
Contributions by employer	(1,153)	(810)

At 31 December	2,905	1,996

Net assets of schemes in surplus	(58)	(36)
Net liabilities of schemes in deficit	2,963	2,032

Curtailment gains of £2,148 million have been recognised in 2009 arising from changes to pension benefits in the main UK scheme and certain other subsidiaries schemes due to the capping of future salary increases that will count for pension purposes to the lower of 2% or the rate of inflation in any year.

Notes on statutory results(continued)

5. Pensions (continued)

	2009	2008
Pension costs (excluding curtailment gains)	£m	£m

Defined benefit schemes	659	490
Defined contribution schemes	126	148

	785	638

Excluding curtailment gains, total pension costs for the year ended 31 December 2009 amounted to £785 million (2008 - £638 million). Defined benefit schemes charges are based on the actuarially determined pension cost rates at 31 December 2008.

At 31 December 2009, increased benefit obligations, reflecting lower discount rates and higher assumed inflation, have been partially offset by increased asset values. This has resulted in net actuarial losses for the year of £3,665 million (2008 - £2,287 million) and net defined benefit pension liabilities of £2,905 million at 31 December 2009 (2008 - £1,996 million).

The most recent funding valuation of the main UK scheme, as at 31 March 2007, showed a surplus of assets over liabilities of £0.7 billion.  The next valuation is due as at 31 March 2010 and the Group expects this valuation to show that liabilities exceed the value of the assets.  Following this valuation, the Group and scheme Trustees will agree the level of contributions to be paid to the scheme.  This could result in the amount of contributions payable in 2010 and subsequent years being materially different from the current rates based on the previous valuation.

Notes on statutory results(continued)

6. Loan impairment provisions

Operating loss is stated after charging loan impairment losses of £14,134 million (2008 - £7,091 million). The balance sheet loan impairment provisions increased in the year from £11,016 million to £17,283 million and the movements thereon were:

	2009	2008
	£m	£m

At beginning of year	11,016	6,452
Transfers to disposal groups	(324)	(767)
Currency translation and other adjustments	(530)	1,441
Disposals	(65)	(178)
Amounts written-off	(6,939)	(3,148)
Recoveries of amounts previously written-off	399	319
Charge to income statement	14,134	7,091
Unwind of discount	(408)	(194)

	17,283	11,016

The provision at 31 December 2009 includes £157 million (2008 - £127 million) in respect of loans and advances to banks. The charge to the income statement in the table above excludes £816 million (2008 - £981 million) relating to available-for-sale securities.

7. Taxation

The credit for taxation differs from the tax credit computed by applying the standard UK corporation tax rate of 28% (2008 - 28.5%) as follows:

	2009	2008
	£m	£m

Loss before tax from continuing operations	(2,595)	(40,836)

Expected tax credit at 28% (2008 - 28.5%)	(727)	(11,638)
Non-deductible goodwill impairment	102	8,292
Unrecognised timing differences	(274)	274
Other non-deductible items	508	378
Non-taxable items:
- gain on redemption of own debt	(693)	-
- other	(410)	(491)
Taxable foreign exchange movements	(1)	80
Foreign profits taxed at other rates	320	203
Losses in year not recognised	780	942
Losses brought forward and utilised	(94)	(11)
Adjustments in respect of prior periods	118	(352)

Actual tax credit	(371)	(2,323)

Notes on statutory results(continued)

8. Profit/(loss) attributable to minority interests

	2009	2008
	£m	£m

Trust preferred securities	39	65
Investment in Bank of China	359	78
Sempra	234	164
ABN AMRO	(295)	(11,153)
Other	12	14

Profit/(loss) attributable to minority interests	349	(10,832)

9. Other owners' dividends

	2009	2008
	£m	£m

Preference shareholders
Non-cumulative preference shares of US$0.01	342	293
Non-cumulative preference shares of €0.01	201	183
Non-cumulative preference shares of £1
- issued to UK Financial Investments Limited (1)	274	-
- other	61	60

Paid-in equity holders
Interest on securities classified as equity, net of tax	57	60

	935	596

Note:

(1)	Includes £50 million redemption premium on repayment of preference shares.

Notes on statutory results(continued)

10. Earnings per ordinary and B share

Earnings per ordinary and B share have been calculated based on the following:

	2009	2008
	£m	£m

Earnings
Loss from continuing operations attributable to ordinary and B shareholders	(3,535)	(24,220)
Gain on redemption of paid-in equity	200	-

Adjusted loss from continuing operations attributable to ordinary and B shareholders	(3,335)	(24,220)
Add back finance on dilutive convertible securities	-	-

Diluted loss from continuing operations attributable to ordinary and B shareholders	(3,335)	(24,220)

Loss from discontinued operations attributable to ordinary and B shareholders	(72)	(86)

Number of shares (millions)
Ordinary shares in issue during the year	51,494	16,563
B shares in issue during the year	1,397	-

Weighted average number of ordinary and B shares in issue during the year	52,891	16,563
Effect of dilutive share options and convertible securities	438	-

Diluted weighted average number of ordinary and B shares in issue during the year	53,329	16,563

Basic loss per ordinary and B share from continuing operations	(6.3p)	(146.2p)

Diluted loss per ordinary and B share from continuing operations	(6.3p)	(146.2p)

Basic loss per ordinary and B share from discontinued operations	(0.1p)	(0.5p)

Diluted loss per ordinary and B share from discontinued operations	(0.1p)	(0.5p)

11. Dividends

The Group has undertaken that, unless otherwise agreed with the European  Commission, neither the company nor any of its direct or indirect subsidiaries (excluding companies in the ABN AMRO Group) will pay external investors any dividends or coupons on existing hybrid capital instruments (including preference shares, B shares and upper and lower tier 2 instruments) from a date starting not later than 30 April 2010 and for a period of two years thereafter ("the Deferral period"), or exercise any call rights in relation to these capital instruments between 24 November 2009 and the end of the deferral period, unless there is a legal obligation to do so.  Hybrid capital instruments issued after 24 November 2009 will generally not be subject to the restriction on dividend or coupon payments or call options.

Notes on statutory results(continued)

12. Discontinued operations and assets and liabilities of disposal groups

(Loss)/profit from discontinued operations, net of tax
	2009	2008
	£m	£m

Discontinued operations:
Total income	-	2,571
Operating expenses	-	(1,407)
Impairment losses	-	(564)
Profit before tax	-	600
Gain on disposal	-	3,859
Operating profit before tax	-	4,459
Tax on profit	-	(204)
Tax on gain on disposal	-	(33)
Profit after tax	-	4,222

Business acquired exclusively with a view to disposal:
Loss after tax	(99)	(251)

(Loss)/profit from discontinued operations, net of tax	(99)	3,971

Discontinued operations for 2008 reflect the results of Banco Real sold to Santander on 24 July 2008.

Businesses acquired exclusively with a view to disposal comprise those ABN AMRO businesses, including Banca Antonveneta, Asset Management and Private Equity, classified as disposal groups on the acquisition of ABN AMRO on 17 October 2007. The Asset Management business was sold to Fortis on 3 April 2008. Banca Antonveneta, excluding its subsidiary Interbanca, was sold to Banca Monte dei Paschi de Siena S.p.A. on 30 May 2008.

Notes on statutory results(continued)

12. Discontinued operations and assets and liabilities of disposal groups (continued)

Assets and liabilities of disposal groups
	2009
	Sempra	Other	Total	2008
	£m	£m	£m	£m

Assets of disposal groups
Cash and balances at central banks	-	129	129	-
Loans and advances to banks	314	74	388	-
Loans and advances to customers	306	2,910	3,216	-
Debt securities and equity shares	56	848	904	-
Derivatives	6,361	-	6,361	-
Intangible assets	238	-	238	-
Settlement balances	1,579	-	1,579	-
Property, plant and equipment	92	44	136	66
Other assets	5,257	160	5,417	-

Discontinued operations and other disposal groups	14,203	4,165	18,368	66
Assets acquired exclusively with a view to disposal	-	174	174	1,515

	14,203	4,339	18,542	1,581

Liabilities of disposal groups
Deposits by banks	560	58	618	-
Customer accounts	1,961	6,946	8,907	-
Derivatives	6,262	421	6,683	-
Settlement balances	950	-	950	-
Subordinated liabilities	-	6	6	-
Other liabilities	1,260	415	1,675	-

Discontinued operations and other disposal groups	10,993	7,846	18,839	-
Liabilities acquired exclusively with a view to disposal	-	51	51	859

	10,993	7,897	18,890	859

 At 31 December 2009, disposal groups comprise the assets and liabilities of:

•	RBS Sempra Commodities;

•	the Group's retail and commercial businesses across Asia and wholesale banking business in Vietnam, the Philippines, Taiwan and Pakistan;

•	certain of the Group's commercial lending business in Latin America; and

•	the remaining ABN AMRO business, primarily Private Equity, classified as disposal groups on the acquisition of ABN AMRO.

At 31 December 2008, disposal groups related principally to the assets and liabilities of the remaining ABN AMRO business, primarily Private Equity, classified as disposal groups on the acquisition of ABN AMRO.

Notes on statutory results(continued)

13. Financial instruments

Classification

The following tables analyse the Group's financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 'Financial Instruments: Recognition and Measurement'.  Assets and liabilities outside the scope of IAS 39 are shown separately.

	Held-for trading	Designated at fair value through profit or loss	Available-for-sale	Loans and receivables	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
2009	£m	£m	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	-	-	-	52,261	-	-	-	52,261
Loans and advances to banks	45,449	-	-	46,304	-	-	-	91,753
Loans and advances to customers	42,277	1,981	-	671,037	-	13,098	-	728,393
Debt securities	111,482	2,603	143,298	9,871	-	-	-	267,254
Equity shares	14,443	2,192	2,893	-	-	-	-	19,528
Settlement balances	-	-	-	12,033	-	-	-	12,033
Derivatives (1)	441,454	-	-	-	-	-	-	441,454
Intangible assets	-	-	-	-	-	-	17,847	17,847
Property, plant and equipment	-	-	-	-	-	-	19,397	19,397
Deferred taxation	-	-	-	-	-	-	7,039	7,039
Prepayments, accrued income and other assets	-	-	-	1,421	-	-	19,564	20,985
Assets of disposal groups	-	-	-	-	-	-	18,542	18,542

Total assets	655,105	6,776	146,191	792,927	-	13,098	82,389	1,696,486

Deposits by banks	53,609	-	-	-	88,535	-	-	142,144
Customer accounts	52,868	8,580	-	-	552,754	-	-	614,202
Debt securities in issue	3,925	41,537	-	-	222,106	-	-	267,568
Settlement balances and short positions	40,463	-	-	-	10,413	-	-	50,876
Derivatives (1)	424,141	-	-	-	-	-	-	424,141
Accruals, deferred income and other liabilities	-	-	-	-	1,889	467	27,971	30,327
Retirement benefit liabilities	-	-	-	-	-	-	2,963	2,963
Deferred taxation	-	-	-	-	-	-	2,811	2,811
Insurance liabilities	-	-	-	-	-	-	10,281	10,281
Subordinated liabilities	-	1,277	-	-	36,375	-	-	37,652
Liabilities of disposal groups	-	-	-	-	-	-	18,890	18,890

Total liabilities	575,006	51,394	-	-	912,072	467	62,916	1,601,855 1,601,829

Equity								94,631

								1,696,486

Note:

(1)	Held-for-trading derivatives include hedging derivatives.

Notes on statutory results(continued)

13. Financial instruments (continued)

Classification (continued)

	Held-for-trading	Designated at fair value through profit or loss	Available-for-sale	Loans and receivables	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
2008	£m	£m	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	-	-	-	12,400	-	-	-	12,400
Loans and advances to banks	56,234	-	-	81,963	-	-	-	138,197
Loans and advances to customers	51,501	2,141	-	806,627	-	14,453	-	874,722
Debt securities	116,280	5,428	132,856	12,985	-	-	-	267,549
Equity shares	17,054	2,101	7,175	-	-	-	-	26,330
Settlement balances	-	-	-	17,832	-	-	-	17,832
Derivatives (1)	992,559	-	-	-	-	-	-	992,559
Intangible assets	-	-	-	-	-	-	20,049	20,049
Property, plant and equipment	-	-	-	-	-	-	18,949	18,949
Deferred taxation	-	-	-	-	-	-	7,082	7,082
Prepayments, accrued income and other assets	-	-	-	1,326	-	-	23,076	24,402
Assets of disposal groups	-	-	-	-	-	-	1,581	1,581

Total assets	1,233,628	9,670	140,031	933,133	-	14,453	70,737	2,401,652

Deposits by banks	81,154	-	-	-	176,890	-	-	258,044
Customer accounts	55,926	8,054	-	-	575,532	-	-	639,512
Debt securities in issue	3,992	47,451	-	-	248,846	-	-	300,289
Settlement balances and short positions	42,536	-	-	-	11,741	-	-	54,277
Derivatives (1)	971,364	-	-	-	-	-	-	971,364
Accruals, deferred income and other liabilities	260	-	-	-	1,619	22	29,581	31,482
Retirement benefit liabilities	-	-	-	-	-	-	2,032	2,032
Deferred taxation	-	-	-	-	-	-	4,165	4,165
Insurance liabilities	-	-	-	-	-	-	9,976	9,976
Subordinated liabilities	-	1,509	-	-	47,645	-	-	49,154
Liabilities of disposal groups	-	-	-	-	-	-	859	859

Total liabilities	1,155,232	57,014	-	-	1,062,273	22	46,613	2,321,154

Equity								80,498

								2,401,652

Note:

(1)	Held-for-trading derivatives include hedging derivatives.

Notes on statutory results(continued)

13. Financial instruments (continued)

Valuation of financial instruments carried at fair value

Certain aspects relating to the valuation of financial instruments carried at fair value are discussed below.

Valuation reserves

When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity, credit risk and future administrative costs.

Valuation reserves and adjustments comprise:

	2009	2008
	£m	£m

Credit valuation adjustments:
Monoline insurers	3,796	5,988
CDPCs	499	1,311
Other counterparties	1,588	1,738

	5,883	9,037

Bid-offer and liquidity reserves	2,814	3,260

	8,697	12,297
Debit valuation adjustments:
Debt securities in issue	(2,331)	(2,373)
Derivatives	(467)	(450)

Total debit valuation adjustments	(2,798)	(2,823)

Total reserves	5,899	9,474

Credit valuation adjustments (CVA) represent an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures. The Group makes such credit adjustments to derivative exposures it has to counterparties, as well as debit valuation adjustments (DVA) to liabilities issued by the Group. CVA is discussed in Risk and capital management - Market turmoil - Credit valuation adjustments (page 157). Bid-offer, liquidity reserves and own credit are discussed below.

Bid-offer and liquidity reserves

Fair value positions are adjusted to bid or offer levels by marking individual cash based positions directly to bid or offer or by taking bid-offer reserves calculated on a portfolio basis for derivatives exposures.

Bid-offer and liquidity reserves reduced during the year, driven mainly by the tightening of spread across all asset classes in the first half of the year and risk reductions in the second half of the year, most notably in the interest rate trading business, partly off-set by additional reserves reflecting the implementation of a revised derivative discounting approach.

Notes on statutory results(continued)

13. Financial instruments (continued)

Own credit

In accordance with IFRS, when valuing financial liabilities recorded at fair value, the Group takes into account the effect of its own credit standing.  The categories of financial liabilities on which own credit spread adjustments are made are issued debt, including issued structured notes, and derivatives.  An own credit adjustment is applied to positions where it is believed that counterparties would consider the Group's creditworthiness when pricing trades.

For issued debt and structured notes, this adjustment is based on independent quotes from market participants for the debt issuance spreads above average inter-bank rates, (at a range of tenors) which the market would demand when purchasing new senior or sub-debt issuances from the Group.  Where necessary, these quotes are interpolated using a curve shape derived from CDS prices.

The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserves are stated by conversion of underlying currency balances at spot rates for each period, however the income statement includes intra-period foreign exchange sell-offs.

The table below shows the own credit spread adjustments on liabilities recorded during the year ended 31 December 2009.

	Debt securities in issue
	Held-for -trading (1)	Designated at fair value through profit and loss	Total	Derivatives (2)	Total
	£m	£m	£m	£m	£m

Cumulative own credit adjustment:
2009	1,237	1,094	2,331	467	2,798

2008	1,346	1,027	2,373	450	2,823

	£bn	£bn	£bn	£bn	£bn

Book value of underlying liabilities:
2009	36.6	13.3	49.9	16.8	66.7

2008	25.5	16.9	42.4	43.5	85.9

Notes:

(1)	The held-for-trading portfolio consists of wholesale and retail note issuances.
(2)	The effect of changes in foreign exchange rates, new issues and redemptions are not captured separately.

Notes on statutory results(continued)

13. Financial instruments (continued)

Valuation hierarchy

The table below shows the financial instruments carried at fair value, by valuation method.

	Total	Level 1	Level 2	Level 3	Level 3 sensitivity
2009	£bn	£bn	£bn	£bn	£m	£m

Assets
Loans and advances:
- banks	45.4	-	45.4	-	-	-
- customers	44.3	-	43.2	1.1	80	(40)

Debt securities
- government	146.8	130.1	16.7	-	-	-
- RMBS	57.7	-	57.2	0.5	30	(10)
- CMBS	4.1	-	4.0	0.1	30	-
- CDOs	3.6	-	2.6	1.0	130	(80)
- CLOs	8.8	-	8.0	0.8	80	(50)
- other ABS	6.1	-	5.2	0.9	120	(40)
- corporate	11.4	-	10.8	0.6	70	(20)
- other (3)	18.9	0.2	18.5	0.2	10	(30)

	257.4	130.3	123.0	4.1	470	(230)
Equity shares	19.5	15.4	2.6	1.5	280	(220)
Derivatives
- foreign exchange	69.4	-	69.2	0.2	10	-
- interest rate	323.6	0.3	321.8	1.5	80	(100)
- equities	6.5	0.4	5.8	0.3	20	(20)
- commodities	0.3	-	0.3	-	-	-
- credit - APS	1.4	-	-	1.4	1,370	(1,540)
- credit - other	40.3	0.1	37.2	3.0	420	(360)

	441.5	0.8	434.3	6.4	1,900	(2,020)

Total assets	808.1	146.5	648.5	13.1	2,730	(2,510)

Liabilities
Deposits:
- banks	53.6	-	53.6	-	-	-
- customers	61.4	-	61.3	0.1	-	(10)
Debt securities in issue	45.5	-	43.2	2.3	50	(10)
Short positions	40.5	27.1	13.2	0.2	10	(20)
Derivatives
- foreign exchange	63.9	-	63.9	-	-	-
- interest rate	311.3	0.1	310.4	0.8	40	(60)
- equities	9.5	1.0	8.3	0.2	20	(70)
- commodities	0.2	-	0.2	-	-	-
- credit	39.2	-	38.2	1.0	80	(100)

	424.1	1.1	421.0	2.0	140	(230)
Other financial liabilities (4)	1.3	-	1.3	-	-	-

Total liabilities	626.4	28.2	593.6	4.6	200	(270)

Notes on statutory results(continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)

	Total	Level 1	Level 2	Level 3	Level 3 sensitivity
2008	£bn	£bn	£bn	£bn	£m	£m

Assets
Loans and advances:
- banks	56.2	-	56.2	-	-	-
- customers	53.6	-	50.5	3.1	70	(50)

Debt securities
- government	105.9	68.7	37.2	-	-	-
- RMBS	72.8	-	72.3	0.5	40	(90)
- CMBS	3.9	-	3.3	0.6	30	(30)
- CDOs	8.6	-	6.9	1.7	410	(440)
- CLOs	8.7	-	7.7	1.0	40	(40)
- other ABS	8.1	-	6.6	1.5	10	(10)
- corporate	18.0	0.9	15.8	1.3	40	(40)
- other (3)	28.5	4.1	24.1	0.3	-	-

	254.5	73.7	173.9	6.9	570	(650)
Equity shares	26.4	15.4	9.9	1.1	80	(160)
Derivatives
- foreign exchange	173.3	2.2	171.0	0.1	-	-
- interest rate	654.8	0.4	652.9	1.5	80	(80)
- equities	9.2	0.5	8.6	0.1	-	(10)
- commodities: Sempra	11.6	-	11.0	0.6	50	(50)
- commodities : other	1.4	-	1.4	-	-	-
- credit	142.3	0.8	133.5	8.0	1,030	(1,200)

	992.6	3.9	978.4	10.3	1,160	(1,340)

Total assets	1,383.3	93.0	1,268.9	21.4	1,880	(2,200)

Liabilities
Deposits:
- banks	81.1	-	81.1	-	-	-
- customers	64.0	-	63.7	0.3	-	-
Debt securities in issue	51.4	-	47.0	4.4	190	(170)
Short positions	42.5	36.0	6.5	-	-	-
Derivatives
- foreign exchange	173.4	2.2	171.2	-	-	-
- interest rate	641.0	0.4	639.7	0.9	90	(90)
- equities	12.2	0.9	11.2	0.1	-	-
- commodities: Sempra	10.9	-	10.5	0.4	30	(30)
- commodities: other	1.2	-	1.2	-	-	-
- credit	132.7	0.1	130.0	2.6	180	(160)

	971.4	3.6	963.8	4.0	300	(280)
Other financial liabilities (4)	1.8	-	1.5	0.3	60	(40)

Total liabilities	1,212.2	39.6	1,163.6	9.0	550	(490)

Notes on statutory results(continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)

Amounts classified as available-for-sale comprise:

	Total	Level 1	Level 2	Level 3	Level 3 sensitivity
	£bn	£bn	£bn	£bn	£m	£m

2009
Debt securities	143.3	70.3	71.7	1.3	90	(50)
Equity shares	2.9	0.5	1.7	0.7	100	(90)

	146.2	70.8	73.4	2.0	190	(140)

2008
Debt securities	132.8	20.9	108.9	3.0	90	(120)
Equity shares	7.2	4.8	2.1	0.3	60	(110)

	140.0	25.7	111.0	3.3	150	(230)

Notes:

(1)	Level 1: valued using quoted prices in active markets, examples include G10 government securities listed equity shares, certain exchange-traded derivatives, and certain US agency securities.

Level 2: most government agency securities, investment-grade corporate bonds, most traded loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, certain MBS, including CDOs and CLOs, most physical commodities, investment contracts issued by the Group's life assurance businesses and certain money market securities and loan commitments and most OTC derivatives.

Level 3: includes cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, unlisted equity shares, certain residual interests in securitisations, super senior tranches of high grade and mezzanine CDOs, other mortgage-based products and less liquid debt securities, certain structured debt securities in issue, and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

(2)

Sensitivity represents the reasonably possible favourable and unfavourable effect respectively on the income statement or the statement of comprehensive income due to reasonably possible changes to valuations using reasonably possible alternative inputs to the Group's valuation techniques or models. Totals for sensitivities are not indicative of the total potential effect on the income statement or the statement of comprehensive income.

(3)	Primarily includes debt securities issued by banks and building societies.
(4)	Comprise subordinated liabilities and write downs relating to undrawn syndicated loan facilities

Notes on statutory results (continued)

13. Financial instruments (continued)

Reclassification of financial instruments

During 2008, as permitted by amended IAS 39, the Group reclassified financial assets from the held-for-trading and available-for-sale categories into the loans and receivables category and from the held-for-trading category into the available-for-sale category. There were further reclassifications from the held-for-trading category to the loans and receivables category during 2009. The following tables detail the effect of the reclassifications and the balance sheet values of the assets.

	Reduction in profit or loss as a result of reclassifications for the year ended 2009

		Reclassified in:
	Total	2009	2008
	£m	£m	£m

From held-for-trading to:
Available-for-sale	1,280	-	1,280
Loans and receivables	1,705	37	1,668

	2,985	37	2,948

	Assets reclassified in 2009:	2009 All reclassifications		2008 All reclassifications (1)
	Carrying value	Carrying value	Fair value	Carrying value	Fair value
	£m	£m	£m	£m	£m

From held-for-trading to:
Available-for-sale	-	7,629	7,629	12,047	12,047
Loans and receivables	1,995	12,933	10,644	20,774	16,628

	1,995	20,562	18,273	32,821	28,675

From available-for-sale to:
Loans and receivables	-	869	745	1,016	956

	1,995	21,431	19,018	33,837	29,631

Note:

(1)	31 December 2008 amounts have been restated

During the year ended 31 December 2009, the balance sheet value of reclassified assets reduced by £12.4 billion.  This was primarily due to disposals and repayments of £12.1 billion across a range of asset backed securities and loans including disposals through restructures of £3.4 billion on real estate and leverage financed positions. Other movements include impairment charges of £1.7 billion, foreign exchange rate losses of £2.0 billion offset by gains taken to the available-for-sale reserve of £1.1 billion, and reclassifications of £2.0 billion in 2009.

For assets reclassified from held-for-trading to available-for-sale, net unrealised losses recorded in equity at 31 December 2009 were £0.6 billion (2008 - £2.2 billion).

Notes on statutory results(continued)

14. Debt securities

	UK central and local government	US central and local government	Other central and local government	Bank and building society	Asset backed securities	Corporate	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m

2009
Held-for-trading	8,128	10,427	50,219	6,103	28,820	6,892	893	111,482
Designated as at fair value through profit or loss	122	3	402	483	394	1,178	21	2,603
Available-for-sale	19,071	12,972	45,512	11,210	51,044	3,365	124	143,298
Loans and receivables	1	-	-	-	7,924	1,853	93	9,871

	27,322	23,402	96,133	17,796	88,182	13,288	1,131	267,254

2008
Held-for-trading	5,372	9,859	37,519	11,021	39,879	11,057	1,573	116,280
Designated as at fair value through profit or loss	2,085	510	472	89	236	1,580	456	5,428
Available-for-sale	11,330	6,152	32,480	13,139	62,067	5,400	2,288	132,856
Loans and receivables	-	-	-	114	8,961	3,749	161	12,985

	18,787	16,521	70,471	24,363	111,143	21,786	4,478	267,549

15. Derivatives

	2009		2008
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m

Exchange rate contracts
Spot, forwards and futures	26,744	24,898	83,065	83,568
Currency swaps	25,883	23,466	53,398	54,728
Options purchased	16,656	-	36,762	-
Options written	-	15,555	-	35,017

Interest rate contracts
Interest rate swaps	265,528	253,793	548,040	532,180
Options purchased	55,976	-	99,192	-
Options written	-	55,589	-	102,216
Futures and forwards	2,088	2,033	7,600	6,620

Credit derivatives	41,748	39,127	142,366	132,734

Equity and commodity contracts	6,831	9,680	22,136	24,301

	441,454	424,141	992,559	971,364

Notes on statutory results(continued)

15. Derivatives (continued)

The Group enters into master netting agreements in respect of its derivatives activities. These arrangements, which give the Group a legal right to set-off derivative assets and liabilities with the same counterparty, do not result in a net presentation in the Group's balance sheet for which IFRS requires an intention to settle net or to realise the asset and settle the liability simultaneously as well as a legally enforceable right to set off.  They are, however, effective in reducing the Group's credit exposure from derivative assets. The Group has executed master netting agreements with the majority of its derivative counterparties resulting in a significant reduction in its net exposure to derivative assets.  Of the £441 billion derivatives assets shown above, £359 billion (2008 - £834 billion) were subject to such agreements. Furthermore the Group holds substantial collateral against this net derivative asset exposure.

16. Available-for-sale reserves

Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs and subsequently measured at fair value with changes in fair value reported in shareholders' equity until disposal, at which stage the cumulative gain or loss is recognised in profit or loss.  When there is objective evidence that an available-for-sale financial asset is impaired, any decline in its fair value below original cost is removed from equity and recognised in profit or loss.

Impairment losses are recognised when there is objective evidence of impairment.  The Group reviews its portfolios of available-for-sale financial assets for such evidence which includes: default or delinquency in interest or principal payments; significant financial difficulty of the issuer or obligor; and it becoming probable that the issuer will enter bankruptcy or other financial reorganisation.  However, the disappearance of an active market because an entity's financial instruments are no longer publicly traded is not evidence of impairment.  Furthermore, a downgrade of an entity's credit rating is not, of itself, evidence of impairment, although it may be evidence of impairment when considered with other available information.  A decline in the fair value of a financial asset below its cost or amortised cost is not necessarily evidence of impairment.  Determining whether objective evidence of impairment exists requires the exercise of management judgment.  The unrecognised losses on the Group's available for sale debt securities are concentrated in its portfolios of mortgage-backed securities.  The losses reflect the widening of credit spreads as a result of the reduced market liquidity in these securities and the current uncertain macro-economic outlook in US and Europe.  The underlying securities remain unimpaired.

During 2009 impairment losses of £816 million (2008 - £981 million) were charged to profit or loss and net unrealised gains of £1,202 million (2008 - £6,808 million loss) were recognised directly in equity on available-for-sale financial assets. Available-for-sale reserves at 31 December 2009 amounted to net losses of £1,755 million (2008 - net losses £3,561 million).

Notes on statutory results(continued)

17. Capital resources

The Group's regulatory capital resources at 31 December in accordance with Financial Services Authority (FSA) definitions were as follows:

	2009	2008
Composition of regulatory capital	£m	£m

Tier 1
Ordinary and B shareholders' equity	69,890	45,525
Minority interests	16,895	21,619
Adjustments for:
Goodwill and other intangible assets - continuing	(17,847)	(20,049)
Goodwill and other intangible assets - discontinued business	(238)	-
Unrealised losses on available-for-sale debt securities	1,888	3,687
Reserves arising on revaluation of property and unrealised gains on available-for-sale equities	(207)	(984)
Reallocation of preference shares and innovative securities	(656)	(1,813)
Other regulatory adjustments	(1,184)	(362)
Less expected losses over provisions	(2,558)	(770)
Less securitisation positions	(1,353)	(663)
Less APS first loss	(5,106)	-

Core Tier 1 capital	59,524	46,190
Preference shares	11,265	16,655
Innovative Tier 1 securities	5,213	7,383
Tax on the excess of expected losses over provisions	1,020	308
Less deductions from Tier 1 capital	(601)	(689)

Total Tier 1 capital	76,421	69,847

Tier 2
Reserves arising on revaluation of property and unrealised gains on available-for-sale equities	207	984
Collective impairment allowances	796	666
Perpetual subordinated debt	4,950	9,829
Term subordinated debt	20,063	23,162
Minority and other interests in Tier 2 capital	11	11
Less deductions from Tier 2 capital	(5,532)	(2,429)
Less APS first loss	(5,106)	-

Total Tier 2 capital	15,389	32,223

Tier 3	-	260

Supervisory deductions
Unconsolidated investments	(4,472)	(4,044)
Other deductions	(93)	(111)

Deductions from total capital	(4,565)	(4,155)

Total regulatory capital	87,245	98,175

Notes on statutory results(continued)

18. Analysis of contingent liabilities and commitments

	2009	2008
	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	40,008	49,262
Other contingent liabilities	14,012	22,275

	54,020	71,537

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	291,634	352,398
Other commitments	6,007	9,326

	297,641	361,724

Total contingent liabilities and commitments	351,661	433,261

Additional contingent liabilities arise in the normal course of the Group's business.  It is not anticipated that any material loss will arise from these transactions.

19. Litigation

As a participant in the financial services industry, RBS Group operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. As a result, RBS plc and other members of RBS Group are involved in various disputes and legal proceedings in the United Kingdom, the United States and other jurisdictions, including litigation. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, particularly in the earlier stages of a case.

Other than as set out below in this section -"Litigation", so far as RBS Group is aware, neither RBS plc nor any member of RBS Group is or has been engaged in or has pending or threatened any governmental, legal or arbitration proceedings, which may have or have had in the recent past (covering the 12 months immediately preceding the date of this document) a significant effect on RBS Group's financial position or profitability.

Unarranged overdraft charges

In common with other banks in the United Kingdom, RBS plc and NatWest have received claims and complaints from a large number of customers in the United Kingdom seeking refunds of unarranged overdraft charges (the "Charges"). The vast majority of these claims and complaints have challenged the Charges on the basis that they contravene the Unfair Terms in Consumer Contracts Regulations 1999 (the "Regulations") or are unenforceable under the common law penalty doctrine (or both).

Notes on statutory results (continued)

19. Litigation (continued)

Unarranged overdraft charges (continued)
In July 2007, the Office of Fair Trading ("OFT") issued proceedings in a test case in the English High Court against the banks which was intended to determine certain issues concerning the legal status and enforceability of contractual terms relating to the Charges.  The test case concluded in November 2009 with a judgment of the Supreme Court in favour of the banks. As a result of the court rulings made in the test case, RBS Group expects substantially all of the customer claims and complaints it has received relating to the Charges to fail. RBS Group cannot at this stage predict with any certainty the final outcome of all customer claims and complaints. It is unable reliably to estimate any liability that may arise as a result of or in connection with these matters or its effect on RBS Group's consolidated net assets, operating results or cash flows in any particular period.

Shareholder litigation

RBS Group and a number of its subsidiaries and certain individual officers and directors have been named as defendants in a class action filed in the United States District Court for the Southern District of New York. The consolidated amended complaint alleges certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserts claims under Sections 11, 12 and 15 of the Securities Act 1933, Sections 10 and 20 of the Securities Exchange Act 1934 and Rule 10b-5 thereunder.

The putative class is composed of (1) all persons who purchased or otherwise acquired RBS Group securities between 1 March 2007 and 19 January 2009; and/or (2) all persons who purchased or otherwise acquired RBS Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the 8 April 2005 SEC registration statement and were damaged thereby. Plaintiffs seek unquantified damages on behalf of the putative class.

RBS Group has also received notification of similar prospective claims in the United Kingdom and elsewhere but no court proceedings have been commenced in relation to these claims.

RBS Group considers that it has substantial and credible legal and factual defences to these claims and will defend them vigorously. RBS Group is unable reliably to estimate the liability, if any, that might arise or its effect on RBS Group's consolidated net assets, operating results or cash flows in any particular period.

Notes on statutory results (continued)

19. Litigation (continued)

Other securitisation and securities related litigation in the United States

RBS Group companies have been named as defendants in a number of purported class action and other lawsuits in the United States that relate to the securitisation and securities underwriting businesses. In general, the cases involve the issuance of mortgage backed securities, collateralised debt obligations, or public debt or equity where the plaintiffs have brought actions against the issuers and underwriters of such securities (including RBS Group companies) claiming that certain disclosures made in connection with the relevant offerings of such securities were false or misleading with respect to alleged "sub-prime" mortgage exposure. RBS Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. RBS Group cannot at this stage reliably estimate the liability, if any, that may arise as a result of or in connection with these lawsuits, individually or in the aggregate, or their effect on RBS Group's consolidated net assets, operating results or cash flows in any particular period.

World Online International NV.

In November 2009 the Supreme Court in the Netherlands gave a declaratory judgment against World Online International NV, Goldmans Sachs International and ABN AMRO Bank NV in relation to claims arising out of the World Online initial public offering of 2000.  It held that these Defendants had committed certain wrongful acts in connection with the initial public offering. The judgment does not establish liability or the amount of any loss. RBS Group does not believe that any final liability or loss will have a significant effect on RBS Group's financial position or profitability.

Summary of other disputes, legal proceedings and litigation

Members of RBS Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. RBS Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of these other claims and proceedings will have a material adverse effect on RBS Group's financial position or profitability in any particular period.

20. Investigations

RBS Group's businesses and financial condition can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. RBS Group has engaged, and will continue to engage, in discussions with relevant regulators, including in the United Kingdom and the United States, on an ongoing and regular basis informing them of operational, systems and control evaluations and issues as deemed appropriate or required. It is possible that any matters discussed or identified may result in investigatory actions by the regulators, increased costs being incurred by RBS Group, remediation of systems and controls, public or private censure or fines. Any of these events or circumstances could have a material adverse impact on RBS Group, its business, reputation, results of operations or the price of securities issued by it.

Notes on statutory results (continued)

 20. Investigations (continued)
In particular there is continuing political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the United Kingdom and elsewhere. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond RBS Group's control but could have an adverse impact on RBS Group's businesses and earnings.

Retail banking

In the European Union, regulatory actions included an inquiry into retail banking initiated on 13 June 2005 in all of the then 25 member states by the European Commission's Directorate General for Competition. The inquiry examined retail banking in Europe generally. On 31 January 2007, the European Commission announced that barriers to competition in certain areas of retail banking, payment cards and payment systems in the European Union had been identified. The European Commission indicated that it will consider using its powers to address these barriers and will encourage national competition authorities to enforce European and national competition laws where appropriate.

Multilateral interchange fees

In 2007, the European Commission issued a decision that while interchange is not illegal per se, MasterCard's current multilateral interchange fee ("MIF") arrangement for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the European Union are in breach of competition law. MasterCard was required by the decision to withdraw the relevant cross-border MIFs (i.e. set these fees to zero) by 21 June 2008.

MasterCard appealed against the decision to the European Court of First Instance on 1 March 2008, and the Group has intervened in the appeal proceedings. In addition, in Summer 2008, MasterCard announced various changes to its scheme arrangements. The EC Commission was concerned that these changes might be used as a means of circumventing the requirements of the infringement decision. In April 2009 MasterCard agreed an interim settlement on the level of cross-border MIF with the European Commission pending the outcome of the appeal process and, as a result, the European Commission has advised it will no longer investigate the non-compliance issue (although MasterCard is continuing with its appeal).

Visa's cross-border MIFs were exempted in 2002 by the European Commission for a period of five years up to 31 December 2007 subject to certain conditions. On 26 March 2008, the European Commission opened a formal inquiry into Visa's current MIF arrangements for cross border payment card transactions with Visa branded debit and consumer credit cards in the European Union and on 6 April 2009 the European Commission announced that it had issued Visa with a formal Statement of Objections. At the same time Visa announced changes to its interchange levels and introduced some changes to enhance transparency. There is no deadline for the closure of the inquiry.

Notes on statutory results (continued)

20. Investigations (continued)

Multilateral interchange fees (continued)
In the UK, the OFT has carried out investigations into Visa and MasterCard domestic credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeal Tribunal (the "CAT") in June 2006. The OFT's investigations in the Visa interchange case and a second MasterCard interchange case are ongoing. On 9 February 2007, the OFT announced that it was expanding its investigation into domestic interchange rates to include debit cards. In January 2010 the OFT advised that it did not anticipate issuing a Statement of Objections prior to the European Court's judgment, although it has reserved the right to do so if it considers it appropriate.

The outcome of these investigations is not known, but they may have an impact on the consumer credit industry in general and, therefore, on RBS Group's business in this sector.

Payment Protection Insurance

Having conducted a market study relating to Payment Protection Insurance ("PPI"), on 7 February 2007 the OFT referred the PPI market to the Competition Commission ("CC") for an in-depth inquiry. The CC published its final report on 29 January 2009 and announced its intention to order a range of remedies, including a prohibition on actively selling PPI at point of sale of the credit product (and for 7 days thereafter), a ban on single premium policies and other measures to increase transparency (in order to improve customers' ability to search and improve price competition). Barclays Bank PLC subsequently appealed certain CC findings to the Competition Appeal Tribunal ("CAT"). On 16 October 2009, the CAT handed down a judgment quashing the ban on selling PPI at the point of sale of credit products and remitted the matter back to the CC for review. The CC's current Administrative Timetable is to publish a supplementary report by Summer 2010 and give further consideration to its full range of recommended remedies and a draft order to implement them during Autumn 2010.

The FSA has been conducting a broad industry thematic review of PPI sales practices and in September 2008, the FSA announced that it intended to escalate its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the FOS and many of these are being upheld by the FOS against the banks.

In September 2009, the FSA issued a consultation paper on guidance on the fair assessment of PPI mis-selling complaints and, where necessary, the provision of an appropriate level of redress. The consultation also covers proposed rules requiring firms to re-assess (against the new guidance) all PPI mis-selling complaints received and rejected since 14 January 2005. A policy statement containing final guidance and rules is expected in early 2010. Separately, discussions continue between the FSA and RBS Group in respect of concerns expressed by the FSA over certain categories of historical PPI sales.

Personal current accounts

On 16 July 2008, the OFT published the results of its market study into personal current accounts in the United Kingdom. The OFT found evidence of competition and several positive features in the personal current account market but believes that the market as a whole is not working well for consumers and that the ability of the market to function well has become distorted.

Notes on statutory results (continued)

20. Investigations (continued)

Personal current accounts (continued)
On 7 October 2009, the OFT published a follow-up report summarising the initiatives agreed between the OFT and personal current account providers to address the OFT's concerns about transparency and switching, following its market study. Personal current account providers will take a number of steps to improve transparency, including providing customers with an annual summary of the cost of their account and making charges prominent on monthly statements. To improve the switching process, a number of steps are being introduced following work with BACS, the payment processor, including measures to reduce the impact on consumers of any problems with transferring direct debits.

On 22 December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the personal current account market in the United Kingdom, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes are required for the market to work in the best interests of bank customers. The OFT stated that it would discuss these issues intensively with banks, consumer groups and other organisations, with the aim of reporting on progress by the end of March 2010.

US dollar clearing activities

In connection with a previously disclosed investigation of ABN AMRO's New York Branch by US regulatory authorities, ABN AMRO and members of ABN AMRO's management continue to provide information to the United States Department of Justice relating to ABN AMRO's dollar clearing activities, United States Department of Treasury compliance procedures and other Bank Secrecy Act of 1970 compliance matters.  ABN AMRO has reached an agreement in principle with the United States Department of Justice that would resolve all presently known aspects of the ongoing investigation, although no written agreement has yet been reached and negotiations continue. Under the terms of the agreement in principle, ABN AMRO and the United States would enter into a deferred prosecution agreement in which ABN AMRO would waive indictment and agree to the filing of information in the United States District Court charging it with certain violations of federal law based on information disclosed in an agreed factual statement. ABN AMRO would also agree to continue co-operating in the United States' ongoing investigation and to settle all known civil and criminal claims currently held by the United States for the sum of US$500 million. The precise terms of the deferred prosecution agreement are still under negotiation.

Securitisation and collateralised debt obligation business

The New York State Attorney General has issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained as part of the due diligence process from the independent due diligence firms. RBS Securities Inc. has produced documents requested by the New York State Attorney General, principally related to loans that were pooled into one securitisation transaction and will continue to cooperate with the investigation. More recently, the Massachusetts Attorney General has issued a subpoena to RBS Securities Inc. seeking information related to residential mortgage lending practices and sales and securitisation of residential mortgage loans. These respective investigations are in the early stages and therefore it is difficult to predict the potential exposure from any such investigation. RBS Group and its subsidiaries are co-operating with these various investigations and requests.

Notes on statutory results(continued)

20. Investigations (continued)

Other investigations

In the UK, the OFT has been investigating RBS Group for alleged conduct in breach of Article 101 of the Treaty on the Functioning of the European Union and/or the Chapter 1 prohibition of the Competition Act 1998 relating to the provision of loan products to professional services firms. RBS Group is co-operating fully with the OFT's investigation.

In April 2009 the FSA notified RBS Group that it was commencing a supervisory review of the acquisition of ABN AMRO in 2007 and the 2008 capital raisings and an investigation into conduct, systems and controls within the Global Banking & Markets division of the Group. RBS Group and its subsidiaries are cooperating fully with this review and investigation.

In November 2009, the FSA informed RBS Group that it was commencing an investigation into certain aspects of the policies of, and training and controls within, certain of RBS Group's UK subsidiaries relating to compliance with UK money laundering regulations during the period from December 2007 to December 2008. RBS Group and its subsidiaries are cooperating fully with this investigation.

In January 2010, the FSA informed RBS Group that it intended to commence an investigation into certain aspects of the handling of customer complaints. The scope of the proposed investigation (including which businesses and subsidiaries are affected) is not yet clear. RBS Group and its subsidiaries intend to co-operate fully with this investigation.

In the United States, RBS Group and certain subsidiaries have received requests for information from various governmental agencies, self-regulatory organisations, and state governmental agencies including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages. In particular, during March 2008, RBS Group was advised by the US Securities and Exchange Commission that it had commenced a non-public, formal investigation relating to RBS Group's United States sub-prime securities exposures and United States residential mortgage exposures. RBS Group and its subsidiaries are cooperating with these various requests for information and investigations.

Notes on statutory results(continued)

21. The Financial Services Compensation Scheme

The Financial Services Compensation Scheme (FSCS), the UK's statutory fund of last resort for customers of authorised financial services firms, pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising management expenses levies and compensation levies on the industry. In relation to protected deposits, each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March), subject to annual maxima set by the Financial Services Authority (FSA). In addition, the FSCS has the power to raise levies ('exit levies') on firms who have ceased to participate in the scheme and are in the process of ceasing to be authorised for the amount that the firm would otherwise have been asked to pay during the relevant levy year.

FSCS has borrowed from HM Treasury to fund the compensation costs associated with Bradford & Bingley, Heritable Bank, Kaupthing Singer & Friedlander, Landsbanki 'Icesave' and London Scottish Bank plc. These borrowings are on an interest-only basis until September 2011. The annual limit on the FSCS management expenses levy for the three years from September 2008 in relation to these institutions has been capped at £1 billion per annum.

The FSCS will receive funds from asset sales, surplus cash flow, or other recoveries in relation to these institutions which will be used to reduce the principal amount of the FSCS's borrowings. Only after the interest only period, which is expected to end in September 2011, will a schedule for repayment of any remaining principal outstanding (after recoveries) on the borrowings be agreed between the FSCS and HM Treasury. It is expected that, from that point, the FSCS will begin to raise compensation levies (principal repayments). No provision has been made for these levies as the amount is not yet known and is unlikely to be determined before 2011.

22. Related party transactions

Full details of the Group's related party transactions for the year ended 31 December 2009 are included in the Group's 2009 Annual Report and Accounts.

23. Date of approval

This announcement was approved by the Board of directors on 24 February 2010.

24. Filings with the US Securities and Exchange Commission (SEC)

A report on Form 20-F will be filed with the Securities and Exchange Commission in the United States.

Average balance sheet - statutory

	2009			2008
	Average			Average
	Balance	Interest	Rate	Balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Interest-earning assets - banking business	903,838	33,902	3.75	887,194	49,938	5.63

Trading business	291,092			425,454
Non-interest earning assets	828,550			728,037

Total assets	2,023,480			2,040,685

Liabilities
Interest-bearing liabilities - banking business	818,422	17,682	2.16	832,350	31,707	3.81
Trading business	331,380			466,610
Non-interest-bearing liabilities
- demand deposits	43,605			37,421
- other liabilities	772,770			645,760
Shareholders' equity	57,303			58,544

Total liabilities	2,023,480			2,040,685

	2009	2008
Average yields, spreads and margins of the banking business	%	%

Gross yield on interest-earning assets of banking business	3.75	5.63
Cost of interest-bearing liabilities of banking business	(2.16)	(3.81)

Interest spread of banking business	1.59	1.82
Benefit from interest-free funds	0.20	0.23

Net interest margin of banking business	1.79	2.05

Notes:

(1)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(2)

Interest-earning assets and interest-bearing liabilities exclude the Retail bancassurance long-term assets and liabilities, attributable to policyholders, in view of their distinct nature.  As a result, interest income has been increased by £20 million (2008 - £84 million).

(3)

Changes in the fair value of interest-bearing financial instruments designated as at fair value through profit or loss are recorded in other operating income in the consolidated income statement.  In the average balance sheet shown above, interest includes increased interest income and interest expense related to these instruments of £46 million (2008 - £332 million) and £350 million (2008 - £860 million) respectively and the average balances have been adjusted accordingly.

Analysis of non-interest income, expenses and impairment losses - statutory

	2009	2008
	£m	£m

Fees and commissions receivable	9,831	9,831
Fees and commissions payable
- banking	(2,456)	(1,985)
- insurance related	(366)	(401)

Net fees and commissions	7,009	7,445

Foreign exchange	2,465	1,994
Interest rate	3,875	1,454
Credit	(4,108)	(12,200)
Other	1,649	275

Income/(loss) from trading activities	3,881	(8,477)

Gain on redemption of own debt	3,790	-

Operating lease and other rental income	1,391	1,525
Changes in the fair value of own debt	51	977
Changes in the fair value of securities and other financial assets and liabilities	101	(1,730)
Changes in the fair value of investment properties	(117)	(86)
Profit on sale of securities	294	342
Profit on sale of property, plant and equipment	43	167
(Loss)/profit on sale of subsidiaries and associates	(135)	943
Life business profits/(losses)	156	(52)
Dividend income	86	281
Share of profits less losses of associated entities	(195)	69
Other income	287	(537)

Other operating income	1,962	1,899

Non-interest income (excluding insurance premiums)	16,642	867

Insurance net premium income	5,544	6,326

Total non-interest income	22,186	7,193

Staff costs
- wages, salaries and other staff costs	10,063	9,076
- bonus tax	208	-
- social security costs	727	696
- pension costs
- gains on pensions curtailment	(2,148)	-
- other	785	638
Premises and equipment	3,087	2,593
Other	5,584	5,464

Administrative expenses	18,306	18,467
Write-down of goodwill and other intangible assets	363	32,581
Depreciation and amortisation	2,809	3,154

Operating expenses	21,478	54,202

General insurance	4,223	3,733
Bancassurance	634	697

Insurance net claims	4,857	4,430

Loan impairment losses	14,134	7,091
Impairment of available-for-sale securities	816	981

Impairment losses	14,950	8,072

Capital resources and ratios - statutory

	2009	2008
	£m	£m

Capital base
Core Tier 1 capital	59,524	46,190
Preference shares and tax deductible securities	16,478	24,038
Deductions from Tier 1 capital net of tax credit on expected losses	419	(381)

Tier 1 capital	76,421	69,847
Tier 2 capital	15,389	32,223
Tier 3 capital	-	260

	91,810	102,330
Less: Supervisory deductions	(4,565)	(4,155)

Total regulatory capital	87,245	98,175

Risk-weighted assets
Credit risk	513,200	551,300
Counterparty risk	56,500	61,100
Market risk	65,000	46,500
Operational risk	33,900	36,900

	668,600	695,800
APS relief	(127,600)	-

	541,000	695,800

Risk asset ratio
Core Tier 1	11.0%	6.6%
Tier 1	14.1%	10.0%
Total	16.1%	14.1%

Additional information

Other information	2009	2008

Ordinary share price	£0.292	£0.494

Number of ordinary shares in issue	56,366m	39,456m

Market capitalisation	£16.5bn	£19.5bn

Net asset value per ordinary share	£0.67	£1.15

Employee numbers in continuing operations
(full time equivalents rounded to the nearest hundred)
UK Retail	25,500	28,400
UK Corporate	12,300	13,400
Wealth	4,600	5,200
Global Banking & Markets	16,800	16,500
Global Transaction Services	3,500	3,900
Ulster Bank	4,500	5,400
US Retail & Commercial	15,500	16,200
RBS Insurance	13,900	14,500
Group Centre	4,200	4,300

Core	100,800	107,800
Non-Core	15,100	19,000

	115,900	126,800
Business services	44,200	47,600
Integration	500	900
RFS Holdings minority interest	23,100	24,500

Group total	183,700	199,800

Statutory results

Financial information contained in this document does not constitute statutory accounts within the meaning of section 435 of the Companies Act 2006 ('the Act').  The statutory accounts for the year ended 31 December 2009 will be filed with the Registrar of Companies following the company's Annual General Meeting.  The auditors have reported on these accounts: their report was unqualified and did not contain a statement under section 498(2) or (3) of the Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 February 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat